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                             October 2, 2020

       Geoffrey Strong
       Chief Executive Officer and Director
       Spartan Energy Acquisition Corp.
       9 West 57th Street, 43rd Floor
       New York, New York 10019

                                                        Re: Spartan Energy
Acquisition Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed September 23,
2020
                                                            File No. 001-38625

       Dear Mr. Strong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       Questions and Answers About the Proposals for Spartan Stockholders What interests do the current officers and directors have in the business combination?, page 7

   1. We note that you have not yet provided the value of the Founder shares. Please revise your disclosure here
and throughout the proxy statement to quantify the equity held by the sponsors and describe
any other incentives.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Geoffrey Strong
Spartan Energy Acquisition Corp.
October 2, 2020
Page 2

        You may contact SiSi Cheng at (202) 551-5004 or Kevin Stertzel, Senior Accountant, at
(202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell, Senior
Attorney, at (202) 551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameGeoffrey Strong
                                                          Division of
Corporation Finance
Comapany NameSpartan Energy Acquisition Corp.
                                                          Office of
Manufacturing
October 2, 2020 Page 2
cc:       Ramey Layne
FirstName LastName